FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________________

CGG REPORTS FINAL 2002 CONSOLIDATED RESULTS
SIGNATURES

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG REPORTS FINAL 2002 CONSOLIDATED RESULTS

Net profit of Euros 17.4 million up 11%
Operating Income of Euros 61.6 million up 12%
Reduction of the net debt

March 13, 2003

CGG (SRD: 12016; NYSE: GGY) published today its audited results for the fiscal year 2002.

(in million Euros)	Consolidated Statement of Earnings	(French GAAP)

Year ended December 31	2002	2001	Q4 2002	Q4 2001

Operating revenues	700.7	802.9	210.6	246.1
Operating profit	61.6	54.8	27.1	30.3
Income from equity investments	6.4	8.8	2.6	2.0
Net interest expenses	(32.6)	(23.0)	(9.8)	(5.2)
Exchange gains (losses)	7.9	(1.4)	2.3	(0.1)
Income taxes	(17.4)	(16.8)	(6.4)	(6.6)
Goodwill amortization	(6.3)	(6.5)	(1.5)	(1.6)
Minority interest	(2.2)	(0.2)	(1.3)	(0.2)
Net income	17.4	15.7	13.0	18.6

Earnings per share in Euro	1.49	1.35	1.11	1.59
Average number of shares	11,680,718	11,609,393	11,680,718	11,680,718

Revenues:

Total revenues for the year 2002 were Euros 701 million (US$665 million) down 13% in Euros and down 8% in US$ compared to Euros 803 million (US$720 million), for 2001. Total revenues for the fourth quarter 2002 were Euros 211 million (US$213), down 14% in Euros and 4% in US$ compared to 2001 (Euros 246 million, US$222 million).

Revenues per segment:

Total 2002 revenues for Geophysical Services were Euros 508 million (US$483 million), stable in Euros and up 5% in US$ compared to 2001. For the fourth quarter 2002, Geophysical Services revenues were Euros 151 million (US$153 million), up 6% in Euros and up 19% in US$ compared to the same period in 2001 (Euros 143 million, US$129 million).

For the year ended December 31, 2002 Sercel’s Geophysical equipment total sales were Euros 262 million (US$247 million), down 18% in Euros and 14% in US$ compared to 2001 (Euros 321 million, US$288 million). For the year ended December 31, 2002 Sercel’s Geophysical equipment external sales were Euros 193 millions (US$182 million) down 34% in Euros and 30% in US$ compared to 2001 (Euros 291 million, US$261 million). For the fourth quarter 2002, Sercel’s Geophysical equipment total sales were Euros 62 million (US$63 million), down 43% in Euros and 36% in US$ compared to the fourth quarter 2001 (Euros 108 million, US$97 million).

Operating Profit:

The operating profit for 2002 was Euros 61.6 million, up 12% compared to Euros 54.8 million in 2001. Operating profit for the fourth quarter 2002 was Euros 27.1 million compared to Euros 30.3 million for the fourth quarter 2001. Operating profit for the Geophysical Services in 2002 was Euros 27.4 million compared to Euros 0.5 million in 2001. Operating profit for Sercel in 2002, which represented 20% of the revenues, was Euros 53.2 million compared to an operating profit of Euros 69.8 million in 2001.

This improvement in the operating profitability of the company results from the performance recovery of the Geophysical Services, and in particular of the processing and reservoir division. With revenues exceeding investment and net book value of the seismic data library, offshore multi-clients activity maintained for the third consecutive fiscal year its robust business model. The Land acquisition division, after a weak Q1 2002, increased its activity across the year in an operational difficult environment. Sercel, in a contracting market resulting from substantially reduced capital expenditures programs by the international seismic industry, in particular during the second half of 2002, maintained, nevertheless, an excellent level of operating margin in 2002.

Segment Information

	2002	2001	Q4 2002	Q4 2001

Operating revenues
Services	508.4	513.5	151.1	143.1
Products	262.4	321.2	61.9	108.0
Elimination	(70.1)	(31.8)	(2.4)	(5.0)
Total	700.7	802.9	210.6	246.1
Operating profit (loss)
Services	27.4	0.5	14.3	15.3
Products	51.2	71.2	15.1	21.3
Corporate	(13.2)	(10.4)	(4.7)	(4.4)
Elimination	(3.8)	(6.5)	2.4	(1.9)
Total	61.6	54.8	27.1	30.3

EBITDA:

Adjusted EBITDA was Euros 210 million, an increase of 5% compared to Euros 201 million in 2001 and represented 30% of the revenues.

At December 31st	2002	2001	Q4 2002	Q4 2001

Adjusted EBITDA	210.1	200.5	63.1	68.3

Cash flow from operations*	219.0	136.0	86.5	34.1
Capital expenditure	(130.6)	(55.0)	(17.2)	(13.2)
Investment in library	(130.1)	(78.8)	(30.9)	(24.3)

(*) after change in working capital

Net Profit:

Net profit for 2002 was Euros 17.4 million up 11%, compared to 15.7 million in 2001. The net profit for the fourth quarter 2002 was Euros 13.0 million compared to 18.6 million in the fourth quarter 2001. This result does not include any accounting impact on the balance sheet resulting from the loss of the CGG Mistral vessel on December 21st 2002, in view of the insurance payments to be received.

	2002	2001	Q4 2002	Q4 2001

Net Profit	17.4	15.7	13.0	18.6
Earnings per share in Euro	1.49	1.35	1.11	1.59
Average number of shares	11,680,718	11,609,393	11,680,718	11,680,718

Shareholder Equity and Net debt:

At December 31st 2002, net debt stands at Euros 202 million. The gearing ratio of the CGG Group at the end of 2002 is 46% significantly down from 62% at the end of the third quarter 2002. The significant reduction of the net debt during the 4th quarter 2002 principally results from strong operating cash flow. This level of net debt does not include the favourable effect of the anticipated insurance reimbursements for the loss of the CGG Mistral, which, according to management estimates, should further reduce this gearing ratio by an additional ten points by the end of the first semester of 2003. A significant portion of these reimbursements had already been received from the insurance companies early February 2003. Net cash available at the end of 2002 stands at Euros 117 million.

	2002	2001	Q4 2002	Q4 2001

Shareholders’ equity	437.5	462.8	437.5	462.8
Net debt	201.7	229.0	201.7	229.0
Gearing ratio	46.1%	49.5%	46.1%	49.5%

As of March 1st 2003, CGG’s total backlog stood at US$290 million up 8% compared to last year

Robert BRUNCK, chairman and CEO declared:

“In 2002, CGG improved its results for the third consecutive year and posted over the period one of the best performance of its sector. All our assets and in particular our seismic data library have successfully passed the detailed screening process of impairment tests procedures. With a net equity of Euros 438 million, a significantly lower debt, and ample financial resources, we enter with confidence into 2003, a period otherwise of great international tension and uncertainty in our markets. Today, this strength of our balance sheet and more generally our future potential, are not materialized in our largely discounted share price. For the benefit of the Company and its shareholders, our Board of Directors has therefore decided to implement a share purchase program on the Paris bourse within the provisions of the authorization granted by the Shareholders Meeting of May 15th 2002.”

Contacts:	Christophe PETTENATI-AUZIERE Christophe BARNINI	(33) 1 64 47 36 75 (33) 1 64 47 38 10

Email: invrel@cgg.com		CGG’s website http://www.cgg.com/

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: March 13th 2003	By Senior Executive Vice President, Strategy, Control & corporate planning /Christophe PETTENATI AUZIERE/

*Print the name and title of the signing officer under his signature.